Exhibit 99.1

Cellebrite Appoints Thomas E. Hogan as Executive Chairman of the Board

Seasoned Technology Leader to Partner with CEO Yossi Carmil

to Further Company Growth and Strategic Priorities

TYSONS CORNER, VIRGINIA AND PETAH TIKVA, ISRAEL – AUGUST 8, 2023 – Cellebrite DI Ltd. (Nasdaq: CLBT), a global leader in Digital Intelligence (DI) solutions for the public and private sectors, announced today that proven industry veteran, Thomas E. Hogan has been appointed Executive Chairman of the Board.

Based in Austin, Texas, Hogan brings a remarkable 40+ year track record of exceptional shareholder returns, client impact, and employee growth. He has significant expertise in strategic M&A, sales and marketing, international operations, and talent acquisition and development. During his career Tom has led numerous acquisitions totally nearly $8B including marquis targets such as Mercury Interactive and Opsware. His career includes over a decade as both a private and publicly held software CEO as well as senior executive posts ranging from late stage private to mega-cap public companies.

“Tom’s experience will be invaluable as we scale Cellebrite, extend our market leading digital intelligence solutions, and ultimately enable justice across the globe. I am excited to partner closely with Tom as we navigate our next chapter of growth and global impact,” said Yossi Carmil, CEO, Cellebrite.

“I look forward to my new partnership with Yossi, Haim Shani and the entire Cellebrite board, and the talented men and women across Cellebrite, as we build upon the impressive momentum of the company. I am especially enthused about the mission-driven purpose of this organization and our opportunity to better equip law enforcement and judicial systems worldwide,” said Thomas E. Hogan, Executive Chairman of the Board.

Hogan previously served as chairman and CEO of Kony, Inc, President and CEO of Vignette (VIGN), executive vice president of sales and marketing for Hewlett Packard, executive vice president of software for HP, executive vice president of CSC, chief sales officer at Siebel Systems, and most recently as a Operating Managing Director at Vista Equity Partners. He has held numerous public and private board positions including directorships at Citrix, Gainsight, Pluralsight, Drift, Vignette, Kony, Vastera, and Inforte. Tom holds a Masters in Management from Northwestern University and a B.S. in Biomedical Engineering from the University of Illinois.

Cellebrite’s current non-executive chairman, Haim Shani, will remain an active member of the board. Haim will leverage his extensive experience as the former CEO of NICE, the former Director General of the Israel Ministry of Finance, and his current role as founder and general manager of Israel Growth Partners, to further strengthen contributions from the Cellebrite board.

“On behalf of the entire Cellebrite board, I am pleased to welcome Tom to the Cellebrite team. Getting to know Tom as the head of the search committee and working with Yossi the past four years, I believe their combined strengths deliver the best leadership team in the industry. While I am passing the torch of chairman duties to Tom, I will continue to contribute as an active member of the Cellebrite board and look forward to working closely with Tom and the Cellebrite management team as we continue our journey,” said Haim Shani, former Cellebrite chairman.

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About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes.

Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Caution Regarding Forward-Looking Statements

This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward-looking statements with respect to estimated financial information for fiscal year 2023 such as revenue, ARR, adjusted EBITDA and earnings as well as statements related to the performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Cellebrite Contacts

Media
Victor Cooper
Sr. Director of Corporate Communications + Content Operations
Victor.cooper@cellebrite.com
+1 404.804.5910

Investors
Andrew Kramer
VP, Investor Relations
Investors@cellebrite.com
+1 973.206.7760